Yoshiharu Global Co.

6940 Beach Blvd., Suite D-705

Buena Park, CA 90621

September 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amy Geddes, Linda Cvrkel,
Donald Field, Erin Jaskot
Division of Corporation Finance

Re:	Yoshiharu Global Co. (the “Company”)
Registration Statement on Form S-1, as amended
Filed January 25, 2022
File No. 333-262330

Acceleration Request

Requested Date:	September 8, 2022
Requested Time:	4:00 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Yoshiharu Global Co., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on September 8, 2022 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. Matthew Ogurick at (212) 536-4085.

Sincerely,

Yoshiharu Global Co.

By:	/s/ James Chae
James Chae
Chief Executive Officer

cc:	Matthew Ogurick, Esq., K&L Gates LLP